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                             August 12, 2021

       Marina Konstantinova
       Chief Executive Officer
       Orion Bliss Corp.
       Ashdod
       Kalonite 9-57
       Israel
       7724233

                                                        Re: Orion Bliss Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 29, 2021
                                                            File No. 333-257326

       Dear Ms. Konstantinova:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. Please revise the cover page to disclose that you will be placing the
funds in an escrow, trust or similar account. Refer to Item
                                                        501(b)(3) of Regulation
S-K.
       The Offering, page 5

   2. Please revise your balance sheet numbers presented here to be consistent with your historical balance
sheet information included on page F-3. In that regard, we note your
 Marina Konstantinova
FirstName
Orion BlissLastNameMarina   Konstantinova
            Corp.
Comapany
August 12, NameOrion
           2021       Bliss Corp.
August
Page 2 12, 2021 Page 2
FirstName LastName
         total liabilities and your stockholders deficit were $11,725 and $(1,725), respectively.
Description of Our Business, page 18

3. We note your response to prior comment 7 that you will not incur penalties if you do not complete your website in one year and that you have deleted this disclosure from the prospectus. Since the disclosure is still in the prospectus, please revise or advise.
Agreement with Our Supplier, page 20

4. Please revise this section in its entirety to provide a summary of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy Milk_shake products from the supplier and the supplier has agreed to sell Milk_shake products to you.
         Please also revise to disclose whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor, and we note that your exhibit index describes the contract with your supplier as a consulting agreement. Please revise or advise.
Description of Property, page 28

5. We note your response to prior comment 11. Please revise this section to disclose that you are currently using a home office and in whose home the office is located. Please also disclose whether you are using this home office free of charge. Certain Relationships and Related Transactions, page 41

6. We note your response to prior comment 13. Please revise this section to disclose the director loans or tell why you are not required to do so. Refer to
Item 404(d)
         of Regulation S-K.
Financial Statements, page F-1

7. We note your response to our prior comment 14 and reissue. Please revise to remove
         "condensed" from the heading of the financial statement index. Balance Sheet, page F-3

8. We note your response to our prior comment 15 and reissue. Please revise the header of the balance column to state "As of April 30, 2021".
Note 3. Summary of Significant Accounting Policies
Website Development- Amortization, page F-8

9. We note your response to our prior comment 17 and your revision on page F-8. Please
 Marina Konstantinova
Orion Bliss Corp.
August 12, 2021
Page 3
      respond to the following comments:

             Please provide us an analysis of your accounting basis to capitalize the entire $10,000 contract amount as website development before incurring such expenses. In that regard, ASC 350-40 only allows certain type of costs and costs incurred at certain development stage to be capitalized. In your response, please cite the accounting literature you relied upon.
             Please tell us whether the related computer software was ready for its intended use as of July 31, 2021; and if not, revise or explain to us why you plan to amortize the website development at that point. Refer to ASC 350-40-35-6.
Note 6. Income Taxes, page F-10

10. We note your response to our prior comment 19 and reissue. Please revise the first paragraph to remove the statement that you revalued your ending net deferred tax assets due to the Tax Reform Act since you were never subject to the previous 34% rate.
General

11. We note your revisions in response to prior comment 20. Please revise page 4 to explain that you are a shell company.
12. We note your response to prior comment 22. Please provide the information required by
      Item 403 of Regulation S-K, security ownership of certain beneficial owners and management, in the prospectus in the tabular format discussed in Item
403.
       You may contact Li Xiao at 202-551-4391 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameMarina Konstantinova
                                                            Division of
Corporation Finance
Comapany NameOrion Bliss Corp.
                                                            Office of Life
Sciences
August 12, 2021 Page 3
cc:       Mont E. Tanner, Esq.
FirstName LastName